

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

Ian Huen
Chief Executive Officer and Executive Director
Aptorum Group Ltd
17 Hanover Square
London W1S 1BN, United Kingdom

Re: Aptorum Group Ltd
Registration Statement on Form F-1
Filed September 11, 2020
File No. 333-248743

Dear Mr. Huen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, Filed September 11, 2020

Cover Page

1. We note your disclosure that the offering will terminate on the first date that you enter into securities purchase agreements to sell the securities offered. Please disclose the date the offering will end and describe any arrangements to place the proceeds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Exhibits

2. We note your reference on page 138 to an engagement agreement with H.C. Wainwright. To the extent this is a different agreement than the placement agent agreement you reference in your exhibit index, please file such agreement. In addition, you state that you

will enter into securities purchase agreements, but the form of purchase agreement filed as Exhibit 10.41 appears to relate to a different offering. Please file a revised form of such agreement or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman